Canada Goose Reports Results for Fiscal Year 2019
Fiscal 2019 Highlights (in millions of Canadian dollars):

•	Total revenue increased by 40.5% to $830.5m

•	Net income was $143.6m, or $1.28 per diluted share

•	Adjusted EBITDA margin expanded by 240 basis points to 27.6%

•	Adjusted net income per diluted share increased by 61.9% to $1.36
Adjusted EBITDA margin and adjusted net income per diluted share are non-IFRS financial measures. See “Note Regarding Non-IFRS Financial Measures”.
TORONTO, ON (May 29, 2019) - Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE:GOOS, TSX:GOOS) today announced financial results for the fourth quarter and fiscal year ended March 31, 2019. The Annual Report, including Management's Discussion and Analysis and Audited Consolidated Financial Statements, will be filed on SEDAR at www.sedar.com, the EDGAR section of the U.S. Securities and Exchange Commission website at www.sec.gov. and posted on the Company's web site at investor.canadagoose.com.
“I am extremely proud of Canada Goose’s many strategic accomplishments in fiscal 2019. We entered the year with a very ambitious agenda of global growth, and we have surpassed it with flying colours,” said Dani Reiss, President & CEO. “We have come a long way in a short time and we have done it the right way - by preserving the purity of our brand and building for the future. Our business and our people have never been stronger. I believe that we are still just scratching the surface of our long-term potential as we continue to define performance luxury globally.”
Fiscal 2019 Business Highlights

•	Growth in every geographic region, with annual revenue increasing by 28.2% in Canada, 36.3% in the United States and 60.5% in Rest of World.

•	Successfully launched DTC operations in Greater China, the world’s largest luxury market.

•	Proportion of total revenue generated in Rest of World (34.5%) was in-line with Canada (35.3%) for the first time.

•	Global footprint of 11 directly-operated retail stores and 12 national e-commerce markets increased DTC sales to over half of total revenue at 51.9%.

•	Established new generations of hero products in nascent rainwear and knitwear categories, alongside continued innovation in parkas and lightweight down collections.

•	Acquired Baffin, which will provide valuable expertise and infrastructure to develop a stand-alone Canada Goose footwear offering in the years to come.

•	Eight in-house manufacturing facilities, including two opened during the year, produced 47% of total down-filled jacket volume.
Fiscal 2019 Results (in Canadian dollars, compared to Fiscal 2018):

•	Total revenue increased by 40.5% to $830.5m from $591.2m, or 39.0% on a constant currency basis(1).

•
Wholesale revenue increased to $399.2m from $336.2m. This was driven by higher order values from existing partners. Incremental revenue from Baffin, which was acquired in November 2018, and favourable foreign exchange fluctuations also contributed positively.

•
DTC revenue increased to $431.3m from $255.0m, representing 51.9% of total revenue compared to 43.1%. The increase was primarily attributable to incremental revenue from five new retail stores and one new e-commerce market. This was complemented by strong performances from established e-commerce markets and retail stores.

•
Gross profit increased to $516.8m, a gross margin of 62.2%, compared to $347.6m, a gross margin of 58.8%. The increase in gross margin was driven by a greater proportion of DTC revenue, and to a lesser degree, incremental gross margin expansion at the respective channel levels.

•
DTC gross profit was $324.6m, a gross margin of 75.3%, compared to $189.8m, a gross margin of 74.4%. The increase in gross margin was primarily driven by pricing, partially offset by manufacturing labour cost increases.

•
Wholesale gross profit was $192.2m, a gross margin of 48.1%, compared to $157.8m, a gross margin of 46.9%. The increase in gross margin was primarily attributable to pricing, partially offset by manufacturing labour cost increases. To a lesser degree, wholesale gross margin also benefitted from production efficiencies in manufacturing overhead, partially offset by changes in product mix.

•	Operating income was $196.7m, compared to $138.1m. The increase in operating income was driven by revenue growth and gross margin expansion, partially offset by SG&A growth investments.

•
Unallocated corporate expenses were $169.1m, compared to $107.8m. The increase was primarily due to investments to support growth in marketing, corporate headcount and IT, including Greater China operations. Professional fees and other costs relating to public company compliance also increased.

•	Unallocated depreciation and amortization was $18.0m, compared to $9.4m, driven by the retail store opening program.

•
DTC operating income was $234.6m, an operating margin of 54.4%, compared to $134.7m, an operating margin of 52.8%. This was driven by gross margin expansion, strong sales productivity across the channel and lower pre-opening costs, partially offset by incremental SG&A fees to operating partners in Greater China.

•	Wholesale operating income was $149.2m, an operating margin of 37.3%, compared to $120.6m, an operating margin of 35.9%. The increase in operating margin was largely driven by gross margin expansion.

•	Net income was $143.6m, or $1.28 per diluted share, compared to $96.1m, or $0.86 per diluted share. The increase in net income was due to higher operating income and a lower effective tax rate.

•	Adjusted EBITDA(1) was $229.6m, a margin of 27.6%, compared to $149.2m, a margin of 25.2%.

•	Adjusted EBIT(1) was $206.9m, a margin of 24.9%, compared to $136.4m, a margin of 23.1%.

•	Adjusted net income(1) was $151.6m, or $1.36 per diluted share, compared to adjusted net income(1) of $94.1m, or $0.84 per diluted share.
(1)    See “Note Regarding Non-IFRS Financial Measures”.
Launch of Normal Course Issuer Bid
The board of directors of the Company has authorized a normal course issuer bid (the “NCIB”) to purchase for cancellation up to 1,600,000 subordinate voting shares of Canada Goose over the twelve-month period commencing on May 31, 2019 and ending no later than May 30, 2020, representing approximately 2.70% of the 59,151,443 subordinate voting shares issued and outstanding as at May 17, 2019. The NCIB will be conducted through the facilities of the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) or alternative trading systems, if eligible, and will conform to their regulations. Subordinate voting shares will be acquired under the NCIB at the market price plus brokerage fees. Purchases under the NCIB will be made by means of open market transactions or such other means as a securities regulatory authority may permit. In the event that the Company acquires subordinate voting shares by other means as a securities regulatory authority may permit, the purchase price of the subordinate voting shares may be different than the market price of the subordinate voting shares at the time of the acquisition. Purchases made under an issuer bid exemption order will be at a discount to the prevailing market price as per the terms of the order. Furthermore, under the NCIB, Canada Goose may make, once per week, a block purchase (as such term is defined in the TSX Company Manual) at market price, in accordance with TSX rules. Under TSX rules, block purchases may not be made, directly or indirectly, from any insider of the Company, including any funds managed by Bain Capital. Canada Goose will otherwise be allowed to purchase daily, through the facilities of the TSX, a maximum of 131,422 subordinate voting shares representing 25% of the average daily trading volume, as calculated per the TSX rules for the six-month period starting on November 1, 2018 and ending on April 30, 2019.
Canada Goose currently believes that the purchase of the Company’s subordinate voting shares under the NCIB is an appropriate and desirable use of available excess cash.
Canada Goose has not repurchased any of its outstanding subordinate voting shares under a normal course issuer bid in the past 12 months.

IFRS 16
The Company will adopt IFRS 16, a new standard for lease accounting which replaces IAS 17, on April 1, 2019. The standard requires substantially all assets obtained through operating leases to be capitalized and a related liability to be recorded. The nature and timing of expenses will also change as IFRS 16 replaces straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities.
As a result, the Company will replace Adjusted EBITDA and Adjusted EBITDA margin with Adjusted EBIT and Adjusted EBIT margin in its supplementary non-IFRS measures and financial outlook. With the capitalization of operating leases and the movement of lease expenses to depreciation and interest, management believes that Adjusted EBITDA will no longer be a meaningful supplemental measure to assess operating profit and operating profitability. Further details regarding IFRS 16 are provided in Management’s Discussion and Analysis in the Annual Report.

Fiscal Year 2020 and Long-Term Outlook
For fiscal 2020, the Company currently expects the following:

•	Annual revenue growth of at least 20%

•	Adjusted EBIT margin expansion of at least 40 basis points

•	Annual growth in adjusted net income per diluted share of at least 25%
Key assumptions underlying the fiscal 2020 outlook above are as follows:

•	Wholesale revenue growth in the high-single-digits on a percentage basis

•	Eight new retail stores in operation by the end of the winter selling season

•
One new digital concept store in operation by the end of the winter selling season, which will be an experiential showroom to drive local e-commerce sales in the Greater Toronto Area. It is not expected to generate revenue or operating income at a level consistent with the Company’s traditional retail store format.

•
Materially larger losses in adjusted EBIT and adjusted net income per diluted share during the fiscal first quarter, due to a larger number of retail stores operating during off-peak periods and higher corporate SG&A investments to support growth, including local market activation ahead of planned retail openings, new product and Greater China operations.

•	Capital expenditures of $75 million including investments in new retail stores, IT and manufacturing capacity

•	Weighted average diluted shares outstanding of 112.4 million shares

•	An effective annual tax rate approximately in-line with fiscal 2019
Over the next three fiscal years, the Company currently expects the following:

•	Average annual revenue growth of at least 20%

•	Annual adjusted EBIT margin expansion of at least 100 basis points in fiscal 2022, relative to fiscal 2019

•	Average annual growth in adjusted net income per diluted share of at least 25%
The long-term outlook assumes, among other things, a continuation of current economic conditions and execution of the growth strategies outlined under the heading “Business Overview” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2019.
The fiscal 2020 and long-term outlooks above constitute forward-looking statements and forward-looking information within the meaning of applicable securities laws (see “Cautionary Note Regarding Forward-Looking Statements”). Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond the Company’s control. The purpose of our fiscal 2020 and long-term outlook is to provide a description of management's expectations regarding the Company's financial performance and may not be appropriate for other purposes.

Refinancing
On May 10, 2019, the Company refinanced its debt to support the growth of the business and enhance financial flexibility. The capacity of the existing Revolving Facility was increased to $300.0m, with a seasonal increase to up to $350.0m during peak working capital periods, and the maturity was extended to June of 2024. Concurrently, the maturity of the existing USD $113.8m Term Loan Facility was extended to December of 2024. Further details regarding the refinancing are provided in Management’s Discussion and Analysis in the Annual Report.

Conference Call Information
A conference call to discuss fiscal 2019 results is scheduled for today, May 29, 2019 at 9:00 a.m. Eastern Time. Dani Reiss, President and Chief Executive Officer and Jonathan Sinclair, EVP and Chief Financial Officer, will host the conference call. Those interested in participating in the call are invited to dial (844) 579-6824 or (763) 488-9145 if calling internationally. Please dial in approximately 10 minutes prior to the start of the call and reference Conference ID 2849456 when prompted. A live audio webcast of the conference call will be available online at http://investor.canadagoose.com.
About Canada Goose
Founded in a small warehouse in Toronto, Canada in 1957, Canada Goose has grown into one of the world’s leading makers of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic and inspired by relentless innovation and uncompromised craftsmanship. From the coldest places on Earth to global fashion capitals, people are proud to wear Canada Goose products. Employing more than 3,900 people worldwide, Canada Goose is a recognized leader for its Made in Canada commitment, and is a long-time partner of Polar Bears International. Visit canadagoose.com for more information.
Non-IFRS Financial Measures
This press release includes references to adjusted net income, EBIT, adjusted EBIT, adjusted EBIT margin, EBITDA, adjusted EBITDA, adjusted EBITDA margin, and adjusted net income per share and per diluted share. The Company presents these measures because its management uses these as supplemental measures in assessing its operating performance, and believes they are helpful to investors, securities analysts and other interested parties, in evaluating the Company’s performance. The measures referenced above are not measurements of financial performance under IFRS and they should not be considered as alternatives to measures of performance derived in accordance with IFRS. In addition, these measures should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items. These measures have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing the Company’s results as reported under IFRS.
This press release also includes reference to constant currency revenue. The Company presents this measure because we use constant currency information to provide a framework in assessing how our business segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons of operating results and better identify trends in our businesses. The constant currency measure is calculated by translating the prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the current period exchange rates as measured by the Bank of Canada.
The Company’s definitions and calculations of these measures are not necessarily comparable to other similarly titled measures used by other companies. These non-IFRS financial measures are defined and reconciled to the most comparable IFRS measures in the tables at the end of this press release.
A reconciliation of projected adjusted EBIT, and adjusted net income, which are forward-looking measures that are not prepared in accordance with IFRS, to the most directly comparable IFRS financial measures, is not provided because we are unable to provide such reconciliation without unreasonable effort. The inability to provide a quantitative reconciliation is due to the uncertainty and inherent difficulty predicting the occurrence, the financial impact and the periods in which the components of the applicable IFRS measures and non-IFRS adjustments may be recognized. The IFRS measures may include the impact of such items as non-cash share-based compensation, revaluation of the carrying value of our indebtedness, amortization of intangible assets and the tax effect of such items, in addition to other items we have historically excluded from adjusted EBIT (or adjusted EBITDA) and adjusted net income. We expect to continue to exclude these items in future disclosures of these non-IFRS measures and may also exclude other similar items that may arise in the future (collectively, “non-IFRS adjustments”). The decisions and events that typically lead to the recognition of non-IFRS adjustments are inherently unpredictable as to if or when they may occur. As such, for our fiscal 2020 outlook, we have not included estimates for these items and are unable to address the probable significance of the unavailable information, which could be material to future results.
Cautionary Note Regarding Forward-Looking Statements
This press release includes forward-looking statements.  These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. These forward-looking statements address various matters including our outlook for fiscal 2020 and our long-term outlook, related assumptions, and our plans for strategic investments to support future growth. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement.  Applicable risks and uncertainties include, among others, our expectations regarding industry trends, our business plan and growth strategies, our expectations regarding seasonal trends, our inventory levels ahead of these seasonal trends, our ability to implement our growth strategies, our ability to keep pace with changing consumer preferences, our ability to maintain the strength of our brand and protect our intellectual property, as well as the risks identified under the heading “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2019, and filed with the Securities and Exchange Commission (“SEC”), and the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada (“Canadian securities regulatory authorities”), as well as the other information we file with the SEC and Canadian securities regulatory authorities.  We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities.  The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.  Our business is subject to substantial risks and uncertainties, including those referenced above.  You are encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

Consolidated Statements of Income and Comprehensive Income
(in millions of Canadian dollars, except share and per share amounts)

	Three months ended March 31		Year ended March 31
	2019	2018	2019	2018
	$	$	$	$
Revenue	156.2	124.8	830.5	591.2
Cost of sales	53.8	46.6	313.7	243.6
Gross profit	102.4	78.2	516.8	347.6
Gross margin	65.6%	62.7%	62.2%	58.8%
Selling, general and administrative expenses	85.0	60.9	302.1	200.1
SG&A expenses as % of revenue	54.4%	48.8%	36.4%	33.8%
Depreciation and amortization	5.7	2.5	18.0	9.4
Operating income	11.7	14.8	196.7	138.1
Operating income as % of revenue	7.5%	11.9%	23.7%	23.4%
Net interest and other finance costs	3.1	2.8	14.2	12.9
Income before income taxes	8.6	12.0	182.5	125.2
Income tax (recovery) expense	(0.4)	3.9	38.9	29.1
Effective tax rate	(5.1)%	32.7%	21.3%	23.3%
Net income	9.0	8.1	143.6	96.1
Other comprehensive (loss) income	(3.0)	(1.4)	0.7	(1.8)
Total comprehensive income	6.0	6.7	144.3	94.3
Earnings per share
Basic	$0.08	$0.08	$1.31	$0.90
Diluted	$0.08	$0.07	$1.28	$0.86
Weighted average number of shares outstanding
Basic	109,867,553	108,074,609	109,422,574	107,250,039
Diluted	111,606,200	111,629,427	111,767,584	111,519,238
Other data: (1)
Adjusted net income	10.0	10.0	151.6	94.1
Adjusted net income per share	$0.09	$0.09	$1.39	$0.88
Adjusted net income per diluted share	$0.09	$0.09	$1.36	$0.84
EBITDA	19.1	19.7	219.4	152.3
Adjusted EBITDA	20.4	21.8	229.6	149.2

(1) Adjusted net income, adjusted net income per share and per diluted share, EBITDA, and adjusted EBITDA are non-IFRS financial measures. See “Reconciliation of Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Consolidated Statements of Financial Position
As at March 31
(in millions of Canadian dollars)

	2019	2018
Assets	$	$
Current assets
Cash	88.6	95.3
Trade receivables	20.4	11.9
Inventories	267.3	165.4
Income taxes receivable	4.0	5.1
Other current assets	32.9	23.3
Total current assets	413.2	301.0

Deferred income taxes	12.2	3.0
Property, plant and equipment	84.3	60.2
Intangible assets	155.6	136.8
Other long-term assets	7.0	2.1
Goodwill	53.1	45.3
Total assets	725.4	548.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	110.4	109.6
Provisions	8.1	6.3
Income taxes payable	18.1	17.7
Total current liabilities	136.6	133.6

Provisions	14.7	10.8
Deferred income taxes	16.7	13.3
Revolving facility	—	—
Term loan	145.2	137.1
Other long-term liabilities	13.1	10.0
Total liabilities	326.3	304.8

Shareholders’ equity	399.1	243.6
Total liabilities and shareholders’ equity	725.4	548.4

Consolidated Statements of Cash Flows
(in millions of Canadian dollars)

	For the three months ended March 31		For the year ended March 31
	2019	2018	2019	2018
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	9.0	8.1	143.6	96.1
Items not affecting cash:
Depreciation and amortization	7.4	4.9	22.7	14.2
Income tax (recovery) expense	(0.4)	3.9	38.9	29.1
Interest expense	2.9	2.6	13.7	12.5
Unrealized foreign exchange (gain) loss	(0.2)	—	2.7	(8.6)
Share-based compensation	1.1	0.6	3.8	2.0
Loss on disposal of assets	0.2	0.2	0.2	0.2
	20.0	20.3	225.6	145.5
Changes in non-cash operating items	(13.8)	22.1	(100.7)	(2.3)
Income taxes paid	(5.1)	(2.5)	(41.0)	(7.4)
Interest paid	(2.1)	(1.9)	(10.5)	(9.6)
Net cash (used in) from operating activities	(1.0)	38.0	73.4	126.2

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(8.9)	(6.2)	(30.3)	(26.1)
Investment in intangible assets	(5.4)	(1.1)	(19.0)	(7.7)
Business combination	(0.2)	—	(33.6)	(0.6)
Net cash used in investing activities	(14.5)	(7.3)	(82.9)	(34.4)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings (repayment) on revolving facility	—	0.1	—	(8.8)
Deferred financing fees	—	0.1	—	(0.3)
Exercise of stock options	0.6	0.6	3.1	1.2
Net cash from (used in) financing activities	0.6	0.8	3.1	(7.9)
Effects of foreign currency exchange rate changes on cash	1.2	1.7	(0.3)	1.7
(Decrease) increase in cash	(13.7)	33.2	(6.7)	85.6

Cash, beginning of period	102.3	62.1	95.3	9.7
Cash, end of period	88.6	95.3	88.6	95.3

Reconciliation of Non-IFRS Measures
The tables below reconcile net income to EBIT, adjusted EBIT, EBITDA, adjusted EBITDA, and adjusted net income for the periods presented:

CAD $ millions (unaudited)	For the three months ended March 31		For the year ended March 31
	2019	2018	2019	2018
Net income	9.0	8.1	143.6	96.1
Add (deduct) the impact of:
Income tax (recovery) expense	(0.4)	3.9	38.9	29.1
Net interest and other finance costs	3.1	2.8	14.2	12.9
EBIT	11.7	14.8	196.7	138.1
Transaction costs (a)	0.3	—	2.1	1.5
Transaction and other costs of the Baffin acquisition (b)	0.9	—	3.0	—
Unrealized foreign exchange (gain) loss on Term Loan Facility (c)	(0.4)	1.8	0.9	(6.7)
Share-based compensation (d)	0.5	0.3	2.8	1.0
Pre-store-opening costs (e)	—	—	1.4	1.1
Amortization on intangible assets acquired by Bain Capital (f)	—	—	—	1.4
Total adjustments	1.3	2.1	10.2	(1.7)
Adjusted EBIT	13.0	16.9	206.9	136.4
Adjusted EBIT margin	8.3%	13.5%	24.9%	23.1%

Add the impact of:
Depreciation and amortization	7.4	4.9	22.7	12.8
EBITDA	19.1	19.7	219.4	152.3
Adjusted EBITDA	20.4	21.8	229.6	149.2
Adjusted EBITDA margin	13.1%	17.4%	27.6%	25.2%

CAD $ millions (unaudited)	For the three months ended March 31		For the year ended March 31
	2019	2018	2019	2018
Net income	9.0	8.1	143.6	96.1
Add (deduct) the impact of:
Transaction costs (a)	0.3	—	2.1	1.5
Transaction and other costs of the Baffin acquisition (b)	0.9	—	3.0	—
Unrealized foreign exchange (gain) loss on Term Loan Facility (c)	(0.4)	1.8	0.9	(6.7)
Share-based compensation (d)	0.5	0.3	2.8	1.0
Pre-store-opening costs (e)	—	—	1.4	1.1
Amortization on intangible assets acquired by Bain Capital (f)	—	—	—	1.4
Total adjustments	1.3	2.1	10.2	(1.7)
Tax effect of adjustments	(0.3)	(0.2)	(2.2)	(0.3)
Adjusted net income	10.0	10.0	151.6	94.1

(a)
In connection with the Secondary Offerings completed in November 2018, June 2018 and July 2017, we incurred expenses related to professional fees, consulting, legal, and accounting that would otherwise not have been incurred.

(b)
Represents transaction and other costs in connection with the Baffin acquisition and the impact of gross margin that would otherwise have been recognized on inventory recorded at net realizable value less costs to sell.

(c)
Represents non-cash unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.

(d)
Represents non-cash share-based compensation expense on stock options issued prior to the IPO under the Legacy Plan and cash payroll taxes paid by the Company of $0.3m and $2.0m in the three months and fiscal year ended March 31, 2019, respectively, on gains earned by option holders (compensation) when stock options are exercised.

(e)	Represents non-cash lease amortization charges during pre-opening periods for new store leases.

(f)
In connection with Bain Capital’s purchase of a 70% equity interest in our business on December 9, 2013, we recognized an intangible asset for customer lists in the amount of $8.7m, which had a useful life of four years and was fully amortized in the third quarter of fiscal 2018.

The table below reconciles revenue as reported to revenue on a constant currency basis for the periods presented:

	For three months ended March 31		$ Change			% Change
CAD $ millions	2019	2018	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Wholesale	33.8	30.0	3.8	(0.9)	2.9	12.7%	9.7%
DTC	122.4	94.8	27.6	(1.5)	26.1	29.1%	27.5%
Total revenue	156.2	124.8	31.4	(2.4)	29.0	25.2%	23.2%

	For the fiscal year ended March 31		$ Change			% Change
CAD $ millions	2019	2018	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Wholesale	399.2	336.2	63.0	(5.8)	57.2	18.7%	17.0%
DTC	431.3	255.0	176.3	(3.2)	173.1	69.1%	67.9%
Total revenue	830.5	591.2	239.3	(9.0)	230.3	40.5%	39.0%